

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2014

Via E-mail
Randall C. Schatzman, Ph.D.
President and Chief Executive Officer
Alder BioPharmaceuticals, Inc.
11804 North Creek Parkway South
Bothell, WA 98011

> **Re:** **Alder BioPharmaceuticals, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted February 10, 2014**
> **CIK No. 0001423824**

Dear Dr. Schatzman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you have yet to submit several of your exhibits. Please be advised that we may have further comments upon examination of these exhibits once they have been submitted by amendment.

2. Please confirm that the images included in your registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary
Our Current Pipeline, page 1

4. Please expand your table on page 1, and on page 69 of your Business section, to indicate the latest completed phase of clinical study and the date in which it was completed.

5. In your summary discussion of ALD403, please state you are developing it for both intravenous (IV) and subcutaneous use and that the proof-of-concept trial only involved IV ALD403.

6. We note your statement that in the proof-of-concept trial for ALD403, it showed a level of efficacy "significantly better than that seen to date within any approved preventive therapy." Please revise your disclosure to explain the basis for this statement. In this regard, we note that your proof-of-concept trial compared results obtained from the use of ALD403 against results obtained using placebo.

7. Please include footnotes to your table on page 2, and to the identical one on page 74, what the p-values and n-values included therein represent.

8. As your first reference to cytokine interleukin-6, please describe how its pro-inflammatory properties relate to rheumatoid arthritis and identify the clinical benefit obtained by inhibiting them.

9. Please revise your disclosure to explain what "methotrexate" is and why it was used in your Phase 2b trial for Clazakizumab.

10. Please explain what you mean by a "biologic standard of care" in the anticipated Phase 3 trials for Clazakizumab.

Risk Factors
Risks Related to Our Business and the Development and Commercialization of Our Product Candidates
"The results of clinical trials conducted at sites outside the United States . . .," page 14

11. Please revise your risk factor to identify the international sites in which BMS is conducting Phase 2b trials for Clazakizumab.

<u>"If serious adverse side-effects are identified during the development of any of our product candidates . . .," page 17</u>

12. Please amend this risk factor to list the serious adverse events you have identified in patients administered with ALD403, discuss the frequency with which such event were experienced, and indicate whether the serious adverse events were associated with the administration of ALD403. Please also expand your risk factor to include a discussion of the serious adverse events experienced in the clinical trials of Clazakizumab, as discussed on page 80.

13. We note your disclosure that you have observed few serious adverse events to date in clinical trials of ALD403. However, we also note your disclosure at page 71 that clinical trials of ALD403 have resulted in no observed tolerability or safety issues. Please provide additional disclosure to reconcile these conclusions.

<u>"Our future success depends on our ability to retain our senior executive officers…," page 25</u>

14. Please identify the principal members of your executive and scientific teams upon which you are highly dependent, aside from your senior executive officers.

<u>Risks Related to this Offering and Ownership of Our Common Stock</u>
<u>General</u>

15. Please include a risk factor that addresses how your common shares will undergo immediate and substantial dilution after this offering is complete.

<u>"Complying with the laws and regulations affecting public companies will increase our costs . . .," page 39</u>

16. Please state in this risk factor the approximate annual costs you will incur as a result of your reporting obligations.

<u>Special Note Regarding Forward-Looking Statements and Industry Data, page 41</u>

17. Please remove the sentence "(w)e have not independently verified any third-party information" from this disclosure. It is not appropriate to directly or indirectly disclaim responsibility for any of the information included in your registration statement.

<u>Use of Proceeds, page 43</u>

18. Please separate the amount of net proceeds you intend to allocate toward preclinical product development activities from the amount to be allocated toward working capital and general corporate purposes.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Common stock valuations, page 63

19. Please note that we are deferring final evaluation of stock compensation and related costs until an amendment including your estimated offering price has been filed. Advise us of any new option grants or other equity issuances, the date of grant or issuance, the exercise price, the fair value of the equity instrument at the date of grant and how you determined the fair value. Please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of most recent equity issuance.

Business
Product Candidates, page 72

20. Please indicate whether and when Investigational New Drug Applications were filed with the FDA for ALD403 and Clazakizumab and whether they remain active.

21. In your discussion of the ALD403 clinical trials, please state where these trials were conducted and explain the terms "pharmacokinetics" and "pharmacodynamics effects."

22. Please indicate what the p-values included in the tables on pages 73 represent and how such results reflect statistical significance.

23. Please revise your disclosure to discuss whether the Proof-of-Concept trial for ALD403 was designed to provide statistically significant results and whether future clinical trials will be necessary to establish statistically significant evidence of clinical efficacy necessary to support regulatory approval.

24. Please indicate what the p-values included in the table on pages 80 represent and how such results reflect statistical significance.

25. In your discussion of MabXpress on page 84, please define "recombinant polypeptides."

Shares Eligible for Future Sale
Lock-up agreements, page 125

26. Please either file a copy of the form agreement as an exhibit or confirm that one will be included as an exhibit to the form underwriting agreement.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
9.   Collaboration and License Agreements

27. Please disclose the timing and the amount of the cash payments received from your collaboration agreements. Revise your disclosure to present the amounts recognized from the amortization of the deferred up-front payment separately from the milestone payments recognized and from the amounts reimbursed for research and development costs incurred pursuant to your BMS agreement.

28. Please confirm that all of the disclosures required by ASC 605-25-50-2 have been made.   For example, please assure that the performance-, cancellation-, termination-, and refund-type provisions of your BMS agreement have been disclosed. Clarify the reasons why your significant deliverables under the agreement do not qualify as separate units of accounting.

Exhibits and Financial Statement Schedules, page II-2

29. We note your disclosure at page 24 that you currently rely on Fujifilm Diosynth Biotechnologies and Ajinomoto Althea Inc. to manufacture and provide clinical supplies of ALD403. We also note that you have filed your agreement with Fujifilm as an exhibit to the registration statement. Please also file your agreement with Ajinomoto as an exhibit to your registration statement or provide an analysis as to why this agreement is not required to be filed as a material agreement.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Ibolya Ignat at (202) 551-3656 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Sonya F. Erickson
       John T. McKenna
       Cooley LLP
       1700 Seventh Avenue, Suite 1900
       Seattle, WA 98101